June 19, 2019

Jiang Wu
Chief Financial Officer
360 Finance, Inc.
China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: 360 Finance, Inc.
           Draft Registration Statement on Form F-1
           Submitted June 12, 2019
           CIK No. 0001741530

Dear Mr. Wu:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services
cc:    Z. Julie Gao, Esq.